APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

# Blazing Star Cafe

## Profit and Loss
### January - December 2020

|  | TOTAL |
|---|---|
| Income | |
|   Services | 13,318.55 |
| **Total Income** | **$13,318.55** |
| Cost of Goods Sold | |
|   Food Supplies | 4,477.44 |
|   Restaurant Supplies | 4,539.81 |
| **Total Cost of Goods Sold** | **$9,017.25** |
| **GROSS PROFIT** | **$4,301.30** |
| Expenses | |
|   Advertising & Marketing | 532.63 |
|   Bank Charges & Fees | 105.00 |
|   Car & Truck | 166.90 |
|   Dues & Subscriptions | 245.75 |
|   Meals & Entertainment | 254.39 |
|   Office Supplies & Software | 1,386.46 |
|   Travel | 2.00 |
|   Utilities | 713.43 |
| **Total Expenses** | **$3,406.56** |
| **NET OPERATING INCOME** | **$894.74** |
| **NET INCOME** | **$894.74** |

# Blazing Star Cafe

## Balance Sheet

### As of December 31, 2020

|  | TOTAL |
|---|---|
| **ASSETS** | |
|   Current Assets | |
|   Bank Accounts | |
|     Business Adv Fundamentals - 7152 | 458.26 |
|   **Total Bank Accounts** | **$458.26** |
|   **Total Current Assets** | **$458.26** |
| **TOTAL ASSETS** | **$458.26** |
| **LIABILITIES AND EQUITY** | |
|   Liabilities | |
|   **Total Liabilities** | |
|   Equity | |
|     Owner's Pay & Personal Expenses | -436.48 |
|     Retained Earnings | 0.00 |
|     Net Income | 894.74 |
|   **Total Equity** | **$458.26** |
| **TOTAL LIABILITIES AND EQUITY** | **$458.26** |

I, Bettina H Fisher, certify that:

1. The financial statements of Knead Dough included in this Form are true and complete in all material respects; and
2. The tax return information of Knead Dough included in this Form reflects accurately the information reported on the tax return for Knead Dough for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature      *Bettina H Fisher*

Name:      Bettina H Fisher

Title:      Owner